Nicholas-Applegate Mutual Funds
Sub-Item 77M

Prior to July 24, 1998, the capital for the Nicholas-
Applegate Fully Discretionary Fixed Income Fund consisted only of the Institutional Class. On July 24, 1998, the Nicholas-Applegate Government Income Fund, whose capital consisted of classes A, B, C and Q, merged into the Fully Discretionary Fixed Income Fund. The shareholders of the Nicholas-Applegate Government Income
Fund effectively exchanged their shares for equal amounts of shares in the respective classes of the Fully
Discretionary Fixed Income Fund in a tax-free exchange.
Subsequently, the Fund changed its name to the Nicholas-
Applegate High Quality Bond Fund.

Before a shareholder approved reorganization effective
July 24,1998, each series of the Trust invested all of their assets in corresponding portfolios of Nicholas-
Applegate Investment Trust, in an arrangement known as a "master/feeder" structure. Upon the reorganization, the Institutional Portfolio series of the Trust were renamed
Funds and were authorized to issue multiple classes of shares, and their outstanding shares were reclassified as Class I shares. At the same time, the A, B, C and Qualified Portfolios of the Trust (other than the Government Income Portfolios) transferred their assets to the corresponding Funds, and their shareholders received
Class A, B, C and Q shares of the Funds on a tax-free basis.